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                               September 14, 2005



Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:  Gregory S. Belliston

                  Re:  Hemosol Corp.
                       Annual Report on Form 20-F for the Year Ended December 31, 2004 File No. 0-50778
                       ----------------------------------

Ladies and Gentlemen:

           On behalf of our clients, Hemosol Corp. (the "Company"), we are transmitting herewith via the EDGAR system for filing with the Commission the Company's response to the Staff's letter dated September 6, 2005 pertaining to Amendment No. 1 to the Annual Report on Form 20-F for the Year Ended December 31, 2004 (the "Form 20-F") (File No. 0-50778).

           As discussed, please note that we have changed the format of the Form 20-F/A, which will now contain only the Items that are being amended, the new exhibits and the required certifications.

           Set forth below in bold is the comment in the Staff's letter. Immediately following the Staff's comment is the Company's response to that comment, including a cross-reference to the location of changes made in the amended Form 20-F/A.

     CLINICAL OVERVIEW - HEMOLINK, PAGE 22
     -------------------------------------

1. WE NOTE YOUR RESPONSE TO COMMENT 3, AND WE REISSUE THE COMMENT. AT THE TOP OF PAGE 25, YOU STATE YOU HAVE "DEFER[ED)" DEVELOPMENT OF HEMOLINK, WHICH MAY GIVE THE IMPRESSION THAT YOU INTEND TO RESUME DEVELOPMENT AT A LATER DATE. PLEASE REVISE TO DISCLOSE, AS YOU STATE IN YOUR RESPONSE LETTER, THAT YOU DO NOT INTEND TO RESUME CLINICAL TRIALS, AND YOU HAVE OFFICIALLY CLOSED-OUT ALL OPEN IND FILES IN ALL JURISDICTIONS INVOLVING HEMOLINK.

     The Company has complied with the Staff's comment by revising the specified disclosure to state that it has discontinued further clinical development of HEMOLINK and has officially closed all open IND files in all applicable jurisdictions. See pages 1, 14, 15 and 17.

           We would very much appreciate receiving the Staff's comments, if any, with respect to this response as promptly as applicable. If it would expedite the review of the materials filed herewith, please do not hesitate to call the undersigned at (212) 310-8387 or Marcus Johnson at (212) 310-8077.


                                                     Sincerely yours,


                                                     /s/ Jeffrey Nadler

cc:      Lee Hartwell, Hemosol Corp.